SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)_____July 24, 2001_____

SYS

(Exact Name of Registrant as Specified in Charter)

California	000-04169	95-2467354
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

9620 Chesapeake Drive, Suite 201, San Diego, CA 92123

(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code:_____(858) 715-5500_____

(none)

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Event

On July 19, 2001, the Company informed Ms. Donna L. Grant and Mr. Arnold G. Pearce, the sole shareholders of Paragon Systems, Inc. (Paragon), that the Company was terminating all negotiations and the Letter of Intent to acquire Paragon. This actions follows the Company's completion of its due diligence and negotiations that spanned over seven months. The Company initially entered into a Letter of Intent with Paragon and its two shareholders as noted in the Company's Form 8-K filed on December 22, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned hereunto duly authorized.

SYS
(Registrant)

Date: July 24, 2001   By: /s/ Michael W. Fink
                                       Michael W. Fink, Secretary